82-5139

02028091

C BIRD

Kamiyacho Mori-Bldg, 4-3-20,
Toranomon, Minato-ku, Tokyo, Japan 105-0001
TEL:03-3431-0111 FAX:03-5408-1200
http://www.cybird.co.jp/

RECD S.E.C.
FEB 27 2002
080

February 22, 2002

SUPPL

File No. 82-5139

Attn: Ms. Amy Kate O'Brien
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cybird Co., Ltd.
Rule 12g3-2(b) Exemption Application Supplement

Ladies and Gentlemen:

In order for us to comply with the requirements of Rule 12g3-2(b), we, Cybird Co., Ltd., (the "Company"), enclose herewith Exhibit 1 listed in the annexed sheet, which is an English version, English translation, adequate summary and/or brief description of the documents which were published by the Company and prepared for submission subsequent to December 5, 2001, the date of our most recent submission pursuant to Rule 12g3-2(b), required to be furnished to the Securities and Exchange Commission (the "SEC") under Rule 12g3-2(b).

PROCESSED
APR 10 2002
P THOMSON FINANCIAL

We will continue to submit to you an English version, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

dw 3/28

(TK) 06304/002/MEMO2002/12g32b.application.wpd

株式会社 サイバード
〒105-0001 東京都港区虎ノ門4-3-20 神谷町森ビル
TEL:03-3431-0111 FAX:03-5408-1200

CYBIRD
Kamiyacho Mori-Bldg, 4-3-20,
Toranomon, Minato-ku, Tokyo, Japan 105-0001
TEL:03-3431-0111 FAX:03-5408-1200
http://www.cybird.co.jp/

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis, Polk & Wardwell, Akasaka Twin Tower East 11F, 17-22, Akasaka 2-chome, Minato-ku, Tokyo 107-0052, Japan, telephone (011) 813-5561-4430, facsimile (011) 813-5561-4425.

Very truly yours,

CYBIRD CO., LTD.

By [signature]
Name: Tomosada Yoshikawa
Title: Senior Vice President

(TK) 06304/002/MEMO2002/12g32b.application.wpd

株式会社 サイバード
〒105-0001 東京都港区虎ノ門4-3-20 神谷町森ビル
TEL:03-3431-0111 FAX:03-5408-1200

C BIRD
Kamiyacho Mori-Bldg, 4-3-20,
Toranomon, Minato-ku, Tokyo, Japan 105-0001
TEL:03-3431-0111 FAX:03-5408-1200
http://www.cybird.co.jp/

Annex

An English Version, English Translation, Adequate Summary and/or Brief Description of Documents Published by Us and Prepared for Submission Subsequent to Our Most Recent Submission Pursuant to Rule 12g3-2(b) Required to Be Furnished to the SEC under Rule 12g3-2(b)

Exhibit #	Date	Description	Information provided to
Exhibit 1	February 5, 2002	Result of Operation, Third-Quarter, Fiscal Year ended March 31, 2002 (Consolidated)	JSDA

(TK) 06304/002/MEMO2002/12g32b.application.wpd

株式会社 サイバード
〒105-0001 東京都港区虎ノ門4-3-20 神谷町森ビル
TEL:03-3431-0111 FAX:03-5408-1200

<Translation> **Exhibit 1**

CYBIRD®

February 5, 2002

Cybird Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Torano-mon, Minato-ku, Tokyo

Contacts: Tomosada Yoshikawa
Senior Vice President
Hiroshi Shigematsu
Investor Relations
81-3-3431-0111

Results of Operation – Third-Quarter, Fiscal Year Ended March 31, 2002 (Consolidated)

Tokyo, Japan, February 5, 2002 --- CYBIRD Co., Ltd. announced a third quarter net income of 52 million yen, down 112 million yen, or down 68.0%, compared with the second quarter of the present fiscal year. These financial statements and related articles, except for those of the second quarter of FY 2002, have not been audited by any independent public auditors.

Index

Note: Names of products, companies and others, shown on this material, are trademarks or registered trademarks of other companies.

1. Business Overview

Our Consolidated Group is comprised of CYBIRD Co., Ltd., a consolidated subsidiary (K Laboratory Co., Ltd.) and an affiliate (Cybird Korea), which is accounted for by the equity method. Our main business fields are (1) Mobile Content, (2) Mobile Business Solutions, (3) Technology-Related Business and (4) International Business.

(1) Mobile Content Business

We develop and provide pay mobile Internet content services, which are accessible via Internet enabled mobile phones (incl. PHS), for four Japanese wireless network operators' official portal sites.

(2) Mobile Business Solution Business

We undertake, or work on, in partnership with clients, planning, consulting, development and operation of clients' mobile Internet sites. We receive planning, consulting, development and operation fees, and occasionally a share of revenue. We also sell package solution services that anticipate each client's needs.

(3) Technology-Related Business

K Laboratory Co., Ltd., CYBIRD's subsidiary, handles research, development of client-side software platforms for mobile phones. It develops and licenses application software for Java™ and BREW™, embedded native applications, middleware, library and platform technologies.

(4) International Business

Our business domains in this business are the Mobile Content, Mobile Business Solution and Technology-Related businesses. Considering the business environment and risks in each country, we are focusing on providing workshop, consulting and solution services to the mobile network operators as our main revenue source for the time being.

Cybird Group Business Chart


[Mobile Contents Business]
[Mobile Business Solution / Commerce]
Consumers
Subscription Fee
Chargeable Information Service
Free Information Service
Wireless Network Operators
Subscription Fee After Deduction of Collection Fee
Chargeable Information Service
Free Information Service
Payment
Merchandise / Service
Client Companies
Application License
License Fee
Subsidiary
K Laboratory Co., Ltd.
Selling Commission
System Development / Operation
Development / Operation Fee
Application License
License Fee
CYBIRD Co., Ltd.
Information Providing Fee
Content Information
Information Providers
Development Fee
System Development
CYBIRD Korea
Affiliate (Equity Method Applied)
Information / Service / Merchandise
Payment / Fee

2. Business Policies

1. **Business Principles / Missions**

We will pursue maximization of shareholders' income. And we commit ourselves to "the creation of new values in society by serving through mobile Internet". Our mission is to contribute, as the "Best Partner for the Mobile Internet", to making people's lives fuller and more convenient.

Our business is driven by the four key policies shown below.

(1) Selectivity and Focus on Strategic Business Fields

We will select our business domain and reinforce our core business. We will increase our investment and human resource on promising businesses that are expected to be core businesses in future.

(2) Adaptation to the Business Environment

To maintain a dominant position in the moving-fast business environment, we will strive for quick execution, using information intelligence to get an early start on development and forming technical alliances before the launch of new handsets and technologies.

(3) Emphasis on Profitability, Sustainability and Expandability

In addition to our emphasis on quick business execution, we will attach great importance to profitability, sustainability and expandability in our investment and business decisions.

For instance, we will invest in content development based on careful calculation and observation, using in-house investment standards.

(4) Synergy Effect with Subsidiary

K Laboratory Co., Ltd. focuses on research, development and licensing of software platform for mobile phone. We are planning to introduce K Laboratory's platform technologies to our content services. We are also planning to expand our Mobile Business Solution Business by combining our server-side system development and whole service design and K Laboratory's client (handset)-side application development.

In the overseas market, Cybird Korea is starting to contribute to our group by developing our domestic software, thanks to its competitive labor costs, besides helping our business in Korea.

2. **Dividend Policy**

Returning incomes to our shareholders is our top priority, and dividends are to be determined after consideration of business performance, investment outlook, equity ratio, cash flow, and other factors.

Since we have not yet become profitable on annual basis, we have not paid any cash dividends. We do not intend to pay any cash dividends in the foreseeable future, giving priority to funding business expansion.

3. **Midterm Business Strategy**

(1) Mobile Content Business Strategy

We will continue to launch new content services or to upgrade the existing content services, which enable us to be profitable, by adapting ourselves to the fast-moving business environment, such as the slow-down of mobile phone shipments and the evolution of the mobile phone platform, based on careful investment-return studies.

(2) Mobile Business Solution Business

We will expand our dominant field by providing a business solution service to enterprises that makes use of the features of the mobile Internet. Besides business solutions that consist of consulting, planning, developing and operation, we also emphasize the sales of package solutions.

Meanwhile, the Technology Department sells know-how obtained from our server-side operations and expects to convert its operational know-how into revenue streams.

(3) Technical Strategy

Our research and development is carried out at our Strategic Technology Planning Department, Technology Department and K Laboratory Co., Ltd., the subsidiary.

The Strategic Technology Planning Department researches technologies that are to be introduced, including such basic technologies as Bluetooth™ and such network technologies as Ipv6, and works together with K Laboratory on architectures and platforms such as BREW™.

K Laboratory Co., Ltd., focuses on research, development and licensing of software platforms that are customized for mobile phones, so as to develop richer and more convenient applications for mobile phone. It aims at being the de facto standard of software platforms for mobile phone by concentrating solely on mobile phone technologies, not by downsizing PC software.

Java™-enabled mobile phones are rapidly getting popular in Japan, as the NTT DoCoMo, J-PHONE and KDDI have launched services. As the Java™ content service market grows, it should boost business opportunities for K Laboratory Co., Ltd.

In another platform business, K Laboratory Co., Ltd. was authorized as a partner by QUALCOMM Inc., a relationship that is expected to expand business opportunities along with the market penetration of BREW™ -enabled mobile phones.

In the overseas market, Java™ -enabled or BREW™-enabled mobile phones are expected to be popular. Utilizing its accumulated knowledge in domestic market, K Laboratory Co., Ltd. will stay ahead of competitors in the overseas market by forming alliances with major manufacturers, wireless network operators and software houses abroad.

(4) International Business

International Business Department ensures the correct timing for market entrance. We are making the best use of our domestic experience and knowledge in the overseas market.

With consideration of each market's unique situation, we will expand the revenue through providing workshop, consultation, solution and content services toward overseas wireless network operators.

We will reinforce the software development function of Cybird Korea Co., Ltd., by making the best use of its cost competitiveness in software development. We expect that Cybird Korea will contribute not only to our overseas expansion but also to our competitiveness in the domestic software development market.

4. **Business Administration Measures**

(1) Governance System

To encourage proper business administration, the "Internal Auditing Department" gives advice to the Board by auditing and studying the propriety and efficiency of the execution of each business unit.

(2) Human Resource Management

We structure our organization based on our business group strategy, and determine our human resource strategy in such a way as to enable strategic business organization. In addition to balancing the distribution of personnel costs, we are working on introducing a new human resource system that will encourage our employees' venture spirit, evaluate them by results and keep their motivation high.

① Personnel Management

Every six-months, we assess the performances of employees compared with their targets, and decide on their compensation. We aim at achieving high results in a short term by this "Half Year Salary Contract System", which does not take age and length of service into consideration.

② Career Employment

We hire highly qualified personnel to keep up with the rapid changes in the business environment. We will continue to hire such personnel to reinforce our organization.

③ Stock Options

We introduced a Stock Option Plan to motivate directors and employees. We have granted three rounds of stock options.

(3) Financial Strategy

We place great stress on consolidated income and cash flow. Our financial strategy is focused on the maximization of shareholders' income, and optimization of the capital structure is one of the factors we have to consider. Looking at details, our midterm target is an ROE of 10%, after paying back the deficit, on a consolidated basis. To achieve that goal, we will reexamine sales cost and administrative and selling expenses to optimize the distribution of resources to high-income businesses and projects.

(4) Investor Relations / Public Relations Strategy

We formed the "IR Committee", which consist of personnel from related departments under CEO's control to speed up information sharing and decision-making. We also maintain IR pages on our web site and are speeding up and enriching the disclosure of material information by monthly and quarterly release through JASDAQ. Fair Disclosure is one of the top priorities of our IR activities.

In our public relations and publicity activities, we increase the publicity of our contents / services and our name recognition, participate in promotion events in collaboration with wireless network operators and various media and lecture meetings, and place advertisements in IT magazines, to optimize the media mixture and to maintain a high frequency of exposure.

(5) Others

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. This quarter, our achievement in reduction of emission CO_2 was 110.453kg, or equivalent to saving 11 trees. We also shortened the operating time of the office air conditioners to reduce electricity costs. During the quarter, we cut our use of air conditioners by 288 hours and saved 2.2 million yen / month, compared to the same quarter last year.

5. Key Business Indicator (ROE and EVA®)

We will stress ROE, as a key business indicator. ROE for the past three quarters of this fiscal year decreased to 10.5% on an annual basis. ROE after considering the deficit was 7.5% on an annual basis.

Furthermore, we consider the long-term growth of the Economic Value Added (EVA®) as an important business indicator.

We assume that our use of these indicators will eventually contribute to the interests of shareholders.

6. Major Issues

Having grown rapidly in the emerging mobile Internet industry, we are stressing the following major issues to achieve further growth.

1. Selectivity and Focus on Business Portfolio through analysis, evaluation and reexamination
   - Selection and Reinforcement of the service portfolio, including M & A.
   - Development of high-income content services by utilizing marketing data
   - Reinforcement of sales force to sell customer need-oriented services, such as 'Sugu Mail™'
   - Development of application software that is not industry specific.
2. Reinforcement of administration and human resource system to run a strategic organization
   - Reexamination of basic policy of human resource management
   - Strategic recruitment and posting of personnel
   - Reorganizing of salary system and career system
   - Improvement of assessment system
3. Internal control system to analyze the business and make decisions based on financial indicators
4. Investment in R&D and new business for future growth
   - Technology-related (K Laboratory Co., Ltd.) and international businesses to expand their sales by shifting from the R & D phase to an earning phase
5. Reinforcement of control over a subsidiary and an affiliate
   - Competitive operation by making use of synergy-effect with K Laboratory Co., Ltd.
6. Reinforcement of governance system, including risk management

3. Financial Condition and Results of Operations

1. **Business Review**

Summary

Compared with the previous quarter, third quarter sales were 1,809 million yen, up 10.4%. Ordinary income was 42 million yen, down 61.1%. Quarterly net income was 52 million yen, a decrease of 68.0%. Similarly, Earnings per Share (EPS) decreased by 68.0 % to 1,721 yen, and EBITDA decreased by 42.5%, to 142 million yen.

Business Environment of Mobile Internet Market

<Domestic Market>

The number of domestic mobile phone users increased to 72.79 million people (including 5.69 million PHS users), as of December 31, 2001, from 71.05 million people (including 5.69 million PHS users) at September 30, 2001. The number of Internet-enabled mobile phone users grew to 50.91 million people (including 2.42 million PHS users) as of December 31, 2001, which represents 69.9% of all mobile phone users. This was a big leap from 55.4% at March 30, 2001, 61.9% at June 30, 2001 and 66.6% at September 30. (According to a survey by the Telecommunications Carriers Association)

Nomura Securities estimated, in January 2002, that the number of domestic mobile phone users will reach 89 million people in March 2006, and the ratio of Internet accessing users will reach 89% out of all mobile phone users.

<Overseas Market>

The number of mobile phone users amounted to 957 million people at the end of 2001, and is forecast to reach 1,616 million people by the end of 2005, according to Nomura Securities's survey in January 2002. Allied Business Intelligence anticipated in a March 2001report that Internet-enabled mobile phone shipments would cover 80 % of the total global mobile phone shipment in 2006.

<New Platform>

According to NTT DoCoMo, as of January 27, 2002, the number of Java™ -enabled mobile phones sold by the company rose to 11.21 million, accounting for 36.5% of 30.71 million i-mode handsets.

J-PHONE started Java™ -enabled content services on June 22, 2001 and the number of Java™ -enabled content services offered by the company increased to 297 out of 1,117 J-SKY content services as of January 15, 2002. KDDI launched a similar "ezplus" service on July 4, 2001.

Accordingly, all the three major wireless network operators are selling Java™ -enabled mobile phones, and this type of handset is expected to become the standard. Furthermore, QUALCOMM Inc. launched BREW™, an advanced wireless platform for developing applications that support wireless devices, on January 31, 2001, and KDDI announced that it will launch a BREW™-enabled mobile phone by the end of March 2002 and will start providing a downloading function, etc.

Although the accessible area is limited, NTT DoCoMo's third generation mobile phone FOMA was launched in October 2001.

Business Review by Business Segment

<Mobile Content Business>

① Number of services

Sales grew to 1,565 million yen, rising 8.8% or 126 million yen compared with the previous quarter. This segment contributed 86.5% of total sales, a decrease of 1.3 points from the second quarter.

We had a total of 71 "official" services as of December 31, 2001, adding 8 services during the third quarter. We also launched 3 Java™ -compatible content services during the period under review. We are planning to launch one to two content services a month in the fourth quarter.

(Please refer to "CYBIRD's IP Content List", attached at the end of this document.)

The Number of Domestic Content Services


80
70
60
50
40
30
20
10
0
15
8
23
14
12
23
14
13
23
14
13
23
14
15
23
14
15
23
14
18
24
DDI Pocket
KDDI
J-PHONE
NTT
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
NTT DoCoMo
J-PHONE
KDDI
DDI Pocket

The Number of Domestic Java™-enabled Content Services


18
16
14
12
10
8
6
4
2
0
7
8
9
10
12
12
12
ezplus
i αppli
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
i αppli
ezplus

② Number of Subscribers

The number of subscribers increased by 206 thousand people or 7.1%, in the third quarter, to 3,119 thousand people (before adjustment).

The Number of Domestic Content Service Subscribers


3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,543,973
2,717,629
2,844,264
2,913,405
2,973,456
3,037,343
3,119,756
before adjustment
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01

Sales Composition by Operators
(2Q, FY Mar. 2002)


DDI Pocket 2%
KDDI 19%
NTT DoCoMo 56%

Sales Composition by Operators
(3Q, FY Mar. 2002)


DDI Pocket 1%
KDDI 17%
NTT DoCoMo 60%

<Mobile Business Solution Business>

Sales grew to 171 million yen, rising 7.4% or 11 million yen compared with the previous quarter. This segment generated 9.5% of total sales, a decline of 0.3 points from the second quarter.

We started selling a marketing solution tool called "Sugu Mail™" for corporations during the quarter under review. Dentsu Inc. is in charge of the sales or licensing for the product.

For the third quarter, the main projects of the Mobile Business Solution Department were as follows.

- Providing 'Sugu Mail™' service for Famima.com Co. Ltd., OMMG, Inc., ACOM Co., Ltd., Bennesse Corporation etc. Furthermore, for Famima.com Co. Ltd., we developed a prize lottery system that links mobile phone users with stores.
- Consultation for a domestic financial institution regarding a strategy to expand its client base by using mobile phone services.

(Please refer to "CYBIRD's Principal Mobile Business Solution List", attached at the end of this document.)

Exhibit 1

The Transition of Mobile Business Solution Business


Unit: \ million
300
250
200
150
100
50
0
8
15
185
232
84
65
94
95
3Q FY March 2001
4Q FY March 2001
1Q FY March 2002
2Q FY March 2002
3Q FY March 2002
Operating, Revenue Share
Planning, Consulting, Development, Others

<Technology-Related Business (K Laboratory)>

The sales of K Laboratory Co., Ltd., CYBIRD's consolidated subsidiary, were 93 million yen, up 17 million yen, or 23.7%. Sales to CYBIRD were 45 million yen, accounting for 48.3% of total revenue.

Its major projects were as follows.

<Java™ Application>

- Development of "Hello KittyMail"(©Sanrio Co., Ltd.), an official i-mode service, in collaboration with Imagineer Co., Ltd.
- For CYBIRD, development of a "Dora-Que TV" application for Java™ -enabled mobile phone, and a preinstalled game application for the new handset of a wireless network operator.
- Development of 15 game content applications for a handset maker's portal site.

K Laboratory participated in 'JavaOne℠ Conference Japan' (November 2001), as the first and only Japanese authorized technology partner of Sun Microsystems, Inc.

- Developed the first 'Real Event Program' in the world in corporation with Sun Microsystems, Inc. Received an order for planning and development of five 'JavaOne℠ official applications.
- Ran 'JavaOne℠ Official Application Support Center', in cooperation with Sun Microsystems, Inc.

<Other Applications>

- Started providing application package, which enables ad-agencies and web-builders, which don't have technology background, to customize their applications easily.
- Released 'K-tai Flash', Flash technology for mobile phone.

<Platform Business>

- Formed a strategic partnership with Gemplus SA, and started joint-R&D and marketing activities to develop basic technologies, such as API, applications and telecommunication protocols, which are necessary for the synchronicity of Java™ -enabled mobile phone and applications on USIM cards.
- Released 'Macromedia® Flash™ content service delivery scheme for Java™-enabled mobile phones', in corporation with Macromedia Inc in December 2001.
- Formed exclusive alliance with Pumatech Japan K.K., and started developing software, which enables users to use schedulers and to administrate personal data using mobile phones.

K Laboratory Sales

Unit :
\ Thousand


100,000
80,000
60,000
40,000
20,000
0
80.0%
60.0%
40.0%
20.0%
0.0%

	3Q FY March 2001	4Q FY March 2001	1Q FY March 2002	2Q FY March 2002	3Q FY March 2002
Sales	2,171	74,978	54,022	75,865	93,840
Sales towards CYBIRD	2,171	51,086	20,422	39,795	45,310
Propotion of Sales towards Third Parties	0.0%	31.9%	62.2%	47.5%	51.7%

<International Business>

As a result of our expansion in the overseas mobile Internet market during the period under review, sales amounted to 23 million yen in this quarter.

Major projects for the third quarter were as follows.

- Workshop for New World PCS Limited, a wireless network operator in Hong Kong.
- Consulting for a French wireless network operator.
- Sale of Mobile Market Report

Cybird Korea Co., Ltd., which is accounted for by the equity method, developed some content software for Japanese orders accepted by the parent company. This indicates that the company plays a role not only as an important foothold in overseas markets, especially in Asia, but also as a cost efficient development department for our company.

Exhibit 1

Consolidated Statements of Income (Operations)

<Sales>

For the third quarter, consolidated sales amounted to 1,809 million yen, an increase of 170 million yen, or 10.4%, from the previous quarter. The major reason for the increase was the steady growth of Mobile Content Business.

The Composition of Sales


Unit: \ million
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
0.3%
78.3%
2.1%
78.2%
2.4%
87.9%
2.2%
0.2%
87.8%
2.7%
1.3%
86.5%

	3Q FY March 2001	4Q FY March 2001	1Q FY March 2002	2Q FY March 2002	3Q FY March 2002
□ Technology-Related Business (K Laboratory)	2	26	33	36	48
□ International Business	-	-	0	4	23
■ Mobile Business Solution Business	194	247	137	159	171
▨ Mobile Content Business	711	981	1,240	1,438	1,565

<Cost of Sales>

Cost of sales totaled 957 million yen, a gain of 187 million yen, or 24.3%, from the previous quarter. This growth arose from initial investments in newly launched content services. The increase in hardware sales, which have a relatively high cost of sales, contributed to a lower gross profit margin of 47.1%, a drop of 53.0% compared with the previous quarter.

<Selling and General Administrative Expenses>

Selling and general administrative expenses amounted to 802 million yen, an increase of 94 million yen, or 13.3%, from the previous quarter.

The breakdown of main selling and general administrative expenses was as follows.

Item	The third quarter From October 1 To December 31, 2001	The second quarter From July 1 To September 30, 2001	Change	
	Million yen	Million yen	Million yen	%
Directors Compensation	61	63	(1)	(1. 9)
Employees' Salaries	128	101	27	27. 6
Welfare Expenses	21	19	2	15. 4
Change in Bonus Payment Reserve	(10)	(2)	(9)	568. 2
Personnel Expenses Total	200	181	20	11. 2
Advertisement & General Publicity Expenses	122	86	36	42. 1
Research & Development Expenses	123	125	(1)	(1. 3)
Charge & Commission	228	190	38	20. 0
Rent	27	25	1	7. 0
Others	100	101	(0)	(0. 6)
Selling and General Administrative Expenses Total	802	708	94	13. 3

(Personnel Expenses)

Personnel expenses amounted to 200 million yen, up by 20 million yen, or 11.2%, from the previous quarter. The increase was due to the employees added during the quarter, in accordance with the subsidiary's business expansion. The consolidated number of employees subsequently rose to 201.

(Advertisement & General Publicity Expenses)

Advertisement & general publicity expenses expanded by 36 million yen or 42.1% compared with the previous quarter, to 122 million yen. The increase resulted from greater expenses for advertising in the various media to support our content services during the Christmas and New Year holidays.

(Research and Development Expenses)

Research and development expenses decreased by 1 million yen or 1.3%, compared with a year earlier, to 123 million yen. This decline was due to the company's emphasis on the conversion of existing content services to Java™ -enabled ones etc., in line with the market penetration of NTT DoCoMo's 'i αppli', resulting in lower R & D expenses in the content business. The transition of our International Business from the market-exploring phase to an earning phase also contributed to less R & D expenses.

(Charge & Commission)

Charge and commission grew 38 million yen, or 20.0%, compared with the previous quarter, to 228 million yen. This increase was due to greater payments made to wireless network operators as subscription fee collection commissions. The collection commission rose 16 million yen to 156 million yen for the quarter, compared with the previous quarter. The commission payment towards job agencies also contributed to the increase.

(Rent)

Rent increased 1 million yen, or 7.0%, compared with the previous first quarter, to 27 million yen. This growth resulted from an expansion in lease and rental fees for office appliances.

<Translation> **Exhibit 1**

<Operating Income>

Operating income was 49 million yen, a decrease of 111 million yen, or 69.3% compared with the previous quarter. This decline was due to the increase in cost of sales and SG&A expenses, such as the initial investment in the newly launched content services and the increase in advertisement & general publicity expenses, which surpassed the increase of sales.

<Net Income>

Net income was 52 million yen, down 111 million yen, or 68.0%, compared with the previous quarter. The drop in net income was mainly due to 11 million yen of minority interest, 3 million yen of equity in net losses of affiliated companies (Cybird Korea Co., Ltd.), and 2 million yen in interest payments for short-term debt.

<Earnings per Share (EPS)>

Earnings (net income) per Share (EPS) decreased by 68.0%, to 1,721 yen, compared with the previous quarter.

The average number of shares issued was calculated by assuming the two-for-one stock split on August 24, 2001 was conducted at the beginning of the quarter.

<EBITDA (Earnings before Interest, Tax, Depreciation and Amortization)>

For the third quarter, EBITDA amounted to 142 million yen, a decrease of 105million yen from 248 million yen in the previous quarter. Our EBITDA is calculated by the formula shown below.

(Formula) EBITDA ＝ Operating Income ＋ Depreciation Cost (Tangible Assets & Intangible Assets)

Transition of EBITDA



Unit: \ million
300
200
100
0
-100
-200
-300
3Q FY March 2001
4Q FY March 2001
1Q FY March 2002
2Q FY March 2002
3Q FY March 2002
-272
-29
94
248
142

Sales, Cost of Sales, Selling and General Administrative Expenses and Gross Profit Margin



Unit : \, Round off to millions
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%

	3Q, March 2001	4Q, March 2001	1Q, March 2002	2Q, March 2002	3Q, March 2002
Sales	908	1,255	1,411	1,639	1,809
Cost of Sales	649	776	736	770	957
SGA	594	590	663	708	802
Gross Profit Margin	28.6%	38.1%	47.9%	53.0%	47.1%

Consolidated Balance Sheets

＜Assets＞

Total assets at December 31, 2001 were 5,182 million yen, up 398 million yen, or 8.3%, from the previous quarter.

Major changes in the third quarter were cash, which increased due to borrowing by the subsidiary from city banks, and account receivables, which also increased due to the sales increase.

＜Liabilities＞

Total liabilities at December 31, 2001 amounted to 1,574 million yen, a rise of 358 million yen, or 29.4%, from the previous quarter.

Major changes in the third quarter were increases in the previously mentioned short-term borrowing of the subsidiary and in accounts payable in accordance with the growth in the cost of sales and SG&A expenses.

＜Shareholders' Equity＞

Total shareholders' equity at December 31, 2001 was 3,591 million yen, up 51 million yen, or 1.5%, from the previous quarter. The deficit decreased by 52 million yen to 1,280 million yen, due to 52 million yen in net income.

Consolidated Cash Flow Statements

Total cash and cash equivalents for the third quarter were 2,213 million yen, up 191 million yen, or 9.5%, compared with the previous quarter.

＜Cash Flow from Operating Activities＞

Net cash provided by operating activities totaled 87 million yen. Although operating income increased, the rise in cost of sales and SG&A expenses reduced the cash flow from operating activities to 87 million yen, a decrease of 58 million yen.

＜Cash Flow from Investing Activities＞

Net cash used in investing activities was 85 million yen, down 83 million yen compared with the previous quarter. Cash flow declined due to less cash invested in intangible fixed assets (software) and in investment securities.

＜Cash Flow from Financing Activities＞

Net cash gained in financing activities totaled 189 million yen, mainly due to the 2 million yen of short-term borrowing of the subsidiary.

2. Outlook

We avoid providing earnings forecasts because of the difficulty of making rational forecasts in our fast moving and volatile business field. However, we will make every effort to secure reasonable income and maximize our corporate worth. And we do disclose earnings-related issues and drivers on a monthly, quarterly, and timely basis.

4. Financing Plan and Investment Result

1. Major Plans

We expect positive cash flow from operating activities for the second half, and assume that we have enough cash liquidity. However, to meet clients' needs in the volatile business environment, we also are prepared for unexpected cash outlays for R &D or M&A in the future.

2. Major Results

Cash balance increased by 191 million yen to 2,213 million yen at the end of the third quarter. Funds for K Laboratory Co., Ltd. expanded due to the 200 million yen in short-term loans raised from city banks to ensure adequate running capital.

On the other hand, we invested 22 million yen in fixed tangible assets and 45 million yen in fixed intangible assets.

We lent 15 million yen to GiGAFLOPS Japan Inc. as a short-term loan.

5. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheets

The Third Quarter of FY March 2002

	The third quarter As of Dec. 31, 2001		The second quarter As of Sept. 30, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Assets						
Current Assets :						
Cash and cash equivalents	2,213		2,022			
Trade accounts receivable	1,805		1,571			
Allowance for doubtful accounts	(87)		(55)			
Inventories	33		25			
Other current assets	134		112			
Total current assets	4,098	79.1	3,675	76.8	423	11.5
Property and Equipment :						
Leasehold improvements	68		67			
Furniture and fixtures	145		125			
Total	214		192			
Accumulated depreciation	(68)		(56)			
Net property and equipment	145	2.8	136	2.9	9	7.0
Investments and other assets :						
Software	591		622			
Lease deposit	255		255			
Other assets	92		96			
Total investments and other assets	939	18.1	973	20.3	(34)	(3.5)
Total	5,182	100.0	4,784	100.0	398	8.3

	The third quarter As of Dec. 31, 2001		The second quarter As of Sept. 30, 2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Liabilities and shareholders' equity						
Current liabilities :						
Short-term debt	700		500			
Current portion of long－term debt	40		40			
Trade accounts payable	692		522			
Accrued income taxes	2		1			
Accrued consumption tax	79		53			
Bonus payment reserve	—		31			
Accrued expenses and other current liabilities	26		25			
Total current liabilities	1,541	29.8	1,172	24.5	369	31.5
Long-term liabilities :						
Long-term debt	32		44			
	32	0.6	44	0.9	(11)	(25.5)
Minority interest :	16	0.3	28	0.6	(11)	(39.4)
Shareholders' equity :						
Common stock, ¥50,000 par value	2,405	46.4	2,405	50.3		
Additional paid-in capital	2,462	47.5	2,462	51.5		
Deficit	(1,280)	(24.7)	(1,334)	(27.9)		
Foreign currency translation adjustment	(2)	(0.0)	(2)	(0.0)		
Unrealized gain on available-for-sale securities	6	0.1	8	0.1		
Total shareholders' equity	3,591	69.3	3,540	74.0	51	1.5
Total	5,182	100.0	4,784	100.0	398	8.3

(2) Consolidated Statements of Income (Operations)

The Third Quarter of FY March 2002

	The third quarter From Oct. 1 To Dec. 31,2001		The second quarter From July 1 To Sept. 30,2001		Change	
	Million yen	%	Million yen	%	Million yen	%
Net sales	1,809	100.0	1,639	100.0	170	10.4
Cost of sales	957	52.9	770	47.0	187	24.3
Gross profit	852	47.1	869	53.0	(17)	(2.0)
Selling, and general administrative expenses	802	44.4	708	43.2	94	13.3
Operating Income	49	2.7	161	9.8	(111)	(69.3)
Other income (expenses) :						
Interest income	0		0			
Interest expenses	(2)		(1)			
Gain on sales of investment securities	—		5			
Equity in net losses of affiliated companies	(3)		(49)			
Gain on change of equity	—		43			
Other—net	(0)		(3)			
Other income (expenses) —net	(6)	(0.4)	(5)	(0.3)	(1)	(40.7)
Income before income taxes and minority interest	42	2.3	156	9.5	(113)	(72.7)
Income taxes						
Current	0		1			
Deferred	—		—			
Total	0	0.0	1	0.0	0	
Minority interest	(11)	0.6	(9)	0.6	(1)	
Net income	52	2.9	164	10.1	(112)	(68.0)

Sales Composition

	The third quarter From Oct. 1 To Dec. 31,2001		The second quarter From July 1 To Sept. 30,2001		Change	
Item	Million yen	%	Million yen	%	Million yen	%
Content Business	1,565	86.5	1,439	87.8	126	8.8
Mobile Business Solution Business	171	9.5	160	9.8	11	7.4
International Business	23	1.3	4	0.2	19	430.7
Technology Related Business	48	2.7	36	2.2	12	34.5
Total	1,809	100.0	1,639	100.0	170	10.4

Note 1. "Technology Related Business" is mainly Client-side Software Development / Licensing Business

(3) Consolidated Statements of Shareholders' Equity
The Third Quarter of FY March 2002

	Outstanding number of shares of common stock	Common stock	Additional Paid-in capital	Deficit	Unrealized gain on available-for-sale securities	Foreign currency translation adjustment
		Million yen	Million yen	Million yen	Million yen	Million yen
Balance - March 31, 2001	15,340	2,405	2,462	(1,545)	Nil	Nil
Net Income				55		
Unrealized gain on available-for-sale securities					63	
Balance - June 30, 2001	15,340	2,405	2,462	(1,490)	63	Nil
Net Income				164		
Increase in deficit resulting from increase in affiliates using equity method				(8)		
Stock split	15,340					
Unrealized gain on available-for-sale securities					(55)	
Foreign currency translation adjustment						(2)
Balance - September 30, 2001	30,680	2,405	2,462	(1,334)	8	(2)
Net Income				52		
Unrealized gain on available-for-sale securities					(1)	
Balance - December 31, 2001	30,680	2,405	2,462	(1,280)	6	(2)

(4) Consolidated Cash Flow Statements

The Third Quarter of FY March 2002

	The third quarter From Oct. 1 To Dec. 31,2001	The second quarter From July 1 To Sept. 30,2001
	Million yen	Million yen
Operating activities :		
Income before income taxes and minority interest	42	156
Adjustments to reconcile net loss to net cash used in operating activities		
Income taxes—paid	—	(0)
Depreciation and amortization	93	88
Gain on sales of investment securities	—	(5)
Increase (decrease) in allowance for doubtful accounts	32	14
Equity in net losses of affiliated companied	3	49
Gain on change of equity	—	(43)
Change in operating assets and liabilities:		
Increase (decrease) in trade accounts receivable	(232)	(241)
Decrease (increase) in inventories	(8)	4
Increase (decrease) in trade accounts payable	167	35
Increase (decrease) in bonus payment reserve	(31)	(31)
Increase (decrease) in accrued consumption tax	26	93
Other—net	(6)	26
Total adjustments	44	(11)
Net cash provided by operating activities	87	145
Investing activities :		
Expenditures for property and equipment	(22)	(6)
Expenditures for software	(45)	(86)
Expenditures for investment securities	—	(43)
Expenditures for lease deposits	(0)	(3)
Disbursements for short-term loans	(15)	(30)
Other—net	(2)	(2)
Net cash used in operating activities	(85)	(170)
Financing activities :		
Proceeds from short-term bank loan	200	500
Repayment of long-term debt	(9)	(10)
Proceeds from minority shareholders	—	64
Other—net	(0)	(1)
Net cash provided by operating activities	189	553
Net increase (decrease) in cash and cash equivalents	191	528
Cash and cash equivalents, beginning of period	2,022	1,494
Cash and cash equivalents, end of period	2,213	2,022

<Translation> **Exhibit 1**

Basic Information for the Consolidated Financial Statements

1. Basis of Consolidation	(1) The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form, which is more familiar to readers outside Japan. (2) Number of Consolidated Company: 1 (one) Name of the Consolidated Company: K Laboratory Co., Ltd. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	Number of associated companies accounted for by equity method: 1 (one) Name of associated company accounted for by equity method: Cybird Korea Co., Ltd.
3. Fiscal Year of Consolidated Subsidiary	The fiscal year of the consolidated subsidiary is same as that of the consolidated business year.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	① Investment Securities Available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. ② Valuation Standard and Method for Inventories a. Merchandise Valuation at Cost by Moving Average Cost Method b. Work in Process Valuation at Cost by Unit Method

(2) Depreciation Method for Depreciable Asset	① Tangible Fixed Asset Computed on the declining-balance method. Useful Lives are as follows. Leasehold improvements 10 to 15 years Furniture and Fixtures 5 to 6 years ② Intangible Fixed Asset The straight-line method, based on a useful life of 3 years, is applied to software for in-house use.
(3) Allowance or Reserve	① Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. ② Change in Bonus Payment Reserve The Change in Bonus Payment Reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while others may be accounted for as operating leases subject to appropriate footnote disclosure.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash and Cash Equivalents in the Consolidated Cash Flow Statements consist of cash on hand and bank deposits with maturities under 3 months.

<Translation> **Exhibit 1**

6. Stock Information

1. Authorized Share Capital 61,360 shares (as of September 30, 2001)

2. Outstanding Shares Issued 30,680 shares (as of September 30, 2001)
   (Note)We conducted a 2:1 stock split with a record date of July 4, 2001 to be implemented on August 24, 2001

3. Fully Diluted Number of Shares 33,021 shares (as of September 30, 2001)
   (Considering additional 2,341 shares of subscription-right option plan)

4. Number of Shareholders 1, 174 persons (as of September 30, 2001)

5. Principal Shareholders (as of September 30, 2001)

Name of Shareholders	Shares Owned		Equity Contribution Towards Shareholders	
	shares	%	shares	%
Kazutomo Robert Hori	4,206	13.70	—	—
Yosuke Iwai	2,112	6.88	—	—
Tetsuya Sanada	2,100	6.84	—	—
Omron Corporation	1,800	5.86	—	—
Omron Enterprise Co., Ltd.	1,780	5.80	—	—
Tomoo Tateishi	1,404	4.57	—	—
MLPFS Custody	1,300	4.23	—	—
Itochu Corporation	1,260	4.10	—	—
Raumuzu Co., Ltd.	1,260	4.10	—	—
Kenichiro Nakajima	1,200	3.91		
Intel Pacific, Inc.	1,045	3.40	—	—
Dentsu Inc.	600	1.95		
Recruit Co., Ltd.	600	1.95		

6. Distribution of Shareholders (as of September 30, 2001)

	Assortment of Shareholders						
	Government / Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms and Individuals	Individuals / Others	Total
Number of Shareholders (Persons)	0	9	0	52	34	1, 079	1, 174
Shares owned (Shares)	0	563	0	8, 597	6, 026	15, 494	30, 680
Percentage (%)	0. 00	1. 84	0. 00	28. 02	19. 64	50. 50	100. 00

7. Regional Distribution of Shareholders (as of September 30, 2001)

	Regions									
	Hokkaido	Tohoku	Kanto	Chubu	Kinki	Chugoku	Shikoku	Kyushu	Overseas	Total
Number of Shareholders (Persons)	12	25	537	178	255	51	30	53	33	1, 174
Shares owned (Shares)	17	64	19, 180	542	4, 488	135	81	153	6, 020	30, 680
Percentage (%)	0. 05	0. 21	62. 52	1. 77	14. 63	0. 44	0. 26	0. 50	19. 62	100. 00

8. Specified Minority Shareholder's Interest (as of September 30, 2001) 18,422 shares (60.05%)
(10 major shareholders' + directors' interest)

9. Floating Shares (as of September 30, 2001) 3,948 shares (12.86%)
(Floating shareholders' interest, holding less than 50 shares)

10. Shares owned by Investment Trust/Fund (as of September 30, 2001) 197 shares (0.64%)

11. Shares owned by Pension Trust/Fund (as of September 30, 2001) 120 shares (0.39%)

12. Shares owned by Directors (as of September 30, 2001) 11,022 shares (35.92%)

13. Transition of Number of Shares Issued and Paid-in Capital

Date	Numbers of Shares Issued		Paid-in Capital (¥Thousand)		Additional Paid in Capital (¥Thousand)		Notes
	Difference	Balance	Difference	Balance	Difference	Balance	
September 29, 1998	1,800	1,800	90,000	90,000	0	0	Foundation, Issue Price ¥50,000
November 23, 1999	200	2,000	50,000	140,000	50,000	50,000	Third Party Allocation (Investment Companies) Offer Price ¥500,000, Capitalization ¥250,000
December 30, 2000	200	2,200	50,000	190,000	50,000	100,000	Third Party Allocation (Kenichiro Nakajima) Offer Price ¥500,000, Capitalization ¥250,000
January 29, 2000	200	2,400	50,000	240,000	50,000	150,000	Third Party Allocation (Investment Companies) Offer Price ¥500,000, Capitalization ¥250,000
March 14, 2000	300	2,700	300,000	540,000	300,000	450,000	Third Party Allocation (Omron Corp. etc.) Offer Price ¥2,000,000, Capitalization ¥1,000,000
March 28, 2000	1,000	3,700	50,000	590,000	500	450,500	Exercise of Warrant No. 1 Issue Price ¥50,000, Capitalization ¥50,000 Excess over Per ¥500
March 28, 2000	200	3,900	200,000	790,000	200,000	650,500	Third Party Allocation (Dentsu.com No.1 etc.) Offer Price ¥2,000,000, Capitalization ¥1,000,000
March 31, 2000	480	4,380	480,000	1,270,000	480,000	1,130,500	Third Party Allocation (Omron Corp. etc.) Offer Price ¥2,000,000, Capitalization ¥1,000,000
April 1, 2000	100	4,480	5,000	1,275,000	15,000	1,145,500	Absorption of Paradiseweb Co. Ltd. (4 : 1)
June 30, 2000	8,960	13,440	0	1,275,000	0	1,145,500	Stock Split (3 :1)
December 21, 2000	1,300	15,340	773,500	2,405,500	900,900	2,462,200	IPO (Domestic) Offer Price ¥1,400,000 (Underwriting Price ¥1,288,000, Issue Price ¥1,190,000, Capitalization ¥595,000)
	600		357,000		415,800		IPO (Global Offering) Offer Price ¥1,400,000 (Underwriting Price ¥1,288,000, Issue Price ¥1,190,000, Capitalization ¥595,000)
August 24, 2001	15,340	30,680	0	2,405,500	0	2,462,200	Stock Split (2 :1)

14. Details of the stock option plans

① Stock Option No.1

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	88
Executive Vice President and CTO	Tetsuya Sanada	50
Executive Vice President	Yosuke Iwai	40
Senior Vice President	Kenichiro Nakajima	10
Senior Vice President	Tomoo Tateishi	5
Employees	37 Employees	47
Total		240

(Note 1)

* Exercise Price ¥2,000,000 (Note 2)

* Exercise Period From March 1, 2002 to February 28, 2005

② Stock Option No.2

* Grantees and Granted Shares 49 Employees 126 Shares (Note 3)
* Exercise Price ¥666,667 (Note 4)
* Exercise Period From September 1, 2002 to August 31, 2005

③ Stock Option No.3

* Grantees and Granted Shares

Position	Name	Shares
President and CEO	Kazutomo Robert Hori	170
Executive Vice President and CTO	Tetsuya Sanada	120
Executive Vice President	Yosuke Iwai	80
Executive Vice President	Kenichiro Nakajima	70
Senior Vice President	Shinichiro Yamashita	50
Senior Vice President	Tomosada Yoshikawa	50
Senior Vice President	Mikio Inari	50
Senior Vice President	Tomoo Tateishi	10
Employees	46 Employees	200
Total		800

(Note 5)

* Exercise Price ¥452,566
* Exercise Period From September 1, 2003 to August 31, 2008.

(Note 1) The number of shares to be issued, as of December 31, 2001, was adjusted to 1,362 shares, due to a stock split implemented on June 20, 2000 and August 24, 2001, and due to the retirement of employees.

(Note 2) Exercise price was adjusted to ¥ 333,334 as a result of the stock split on June 20, 2000 and August 24, 2001.

(Note 3) The number of potential but non-issued shares, as of December 31, 2001, is 138 shares due to the stock split on August 24, 2001 and the retirement of employees.

(Note 4) Exercise price was adjusted to 333,334 yen, as a result of the stock split on August 24, 2001.

(Note 5) The number of potential but non-issued shares, as of December 31, 2001, is 782 shares due to the retirement of employees.

7. Others

1. **Financing**

In September 2001, we borrowed 500 million yen in short-term debt from three banks, to secure financing for our operation.

K Laboratory Co., Ltd., a subsidiary, borrowed 200 million yen in short-term debt from two banks for the same purpose in December 2001.

2. **Significant Subsequent Events after the Quarter Period**

Not Applicable.

3. **Employees** (as of December 31, 2001)

	Administration Departments	Planning Departments	R & D Departments	Technology Departments	Sales Departments	CYBIRD Co., Ltd. Total (※1)	K Laboratory Co., Ltd. (※2)
Number of Employees (persons)	45	36	10	35	20	146	55
Change from Previous Quarter (persons)	2	7	1	—	-4	6	11
Average Age (years old)	—	—	—	—	—	30.1	27.8
Average Length of Service (month)	—	—	—	—	—	14.3	6.3

※ 1 This number doesn't include 2 CYBIRD staff who are seconded to K Laboratory.

※ 2 This number includes 2 people seconded from CYBIRD.

4. **Principal Business Establishment**

Head Office 4-3-20 Toranomon, Minato-ku, Tokyo

5. **Primary Lender** (as of December 31, 2001)

(1) CYBIRD Co., Ltd.

Lender	Amount
The Bank of Tokyo-Mitsubishi Ltd.	350 million yen
The Fuji Bank Ltd.	100 million yen
The Sanwa Bank Ltd.	50 million yen
Total	500 million yen

(Note) The Sanwa Bank merged with Tokai Bank Ltd. on January 15, 2002 and the trade name of the bank is 'UFJ Bank Ltd.'.

(2) K Laboratory Co., Ltd.

Lender	Amount
The Aozora Bank Ltd.	100 million yen
The Sanwa Bank Ltd.	100 million yen
Total	200 million yen

(Note) The Sanwa Bank merged with Tokai Bank Ltd. on January 15, 2002 and the trade name of the bank is 'UFJ Bank Ltd.'.

6. **Management** (as of January 29, 2002)

Directors and Statutory Auditors are as follows.

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	In charge of Internal Auditing Department
Executive Vice President and CTO	Tetsuya Sanada	President &CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	In charge of Content Business Department and Marketing Department
Executive Vice President	Kenichiro Nakajima	In charge of Mobile Business Solution Department
Senior Vice President	Shinichiro Yamashita	In charge of Legal & Cooperate Affairs Department Senior Vice President, K Laboratory Co., Ltd.
Senior Vice President	Tomosada Yoshikawa	In charge of Management Planning Department, International Business Department, Finance Department and Disclosure.
Senior Vice President	Mikio Inari	In charge of Technology Department and Strategic Technology Planning Department
Senior Vice President	Tomoo Tateishi	Omron Creative Marketing Co., Ltd.
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co.

7. Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	Ditto
J-PHONE Co., Ltd.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to J-PHONE. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any disputes related to intellectual rights.	November 29, 1999
	"Several Contracts for Content Provision" CYBIRD provides contents for "My Doctor" and "Fingertip Directory" to J-PHONE.	December 10, 1999
	"Contract for Assignment of Credit" (for all companies in J-PHONE group) CYBIRD transfer the subscription fee from content subscribers to J-PHONE.	January 20, 2000
KDDI Corporation	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing, contents to KDDI. The ownership right belongs to CYBIRD. It is CYBIRD's responsibility to solve any dispute related to intellectual rights.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI Pocket, and DDI Pocket collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000

(2) Contracts with Information Providers & Alliances

Contract Party	Contents of Contracts	Contract Date
Atlus Co., Ltd.	"Collaboration Contract" A collaboration contract for "Pri-net", a communications content service. CYBIRD is responsible for the development and operation of the "Pri-net" Server, and Atlus develops, produces and maintains the "Pri-net" handsets.	September 29, 1999
Meikyosha Co., Ltd.	"Service Contract for On-line Commerce Using Mobile Phone and PHS" Contract for "TV Panic Game Store", a mobile commerce service. CYBIRD is responsible for the planning, development and operation of the service, and Meikyosha provides game information to CYBIRD and coordinates the transaction.	January 1, 2000
Zenrin Co., Ltd.	"Collaboration & Entrustment Contract for Map Information Service for i -mode" A collaboration contract for "Zenrin Mobile Map". CYBIRD is responsible for the development and operation of the service, based upon the entrustment by Zenrin, and Zenrin provides map information to Cybird.	April 25, 2000
ENOTECA S.p.A.	"Collaboration contract for 'Wine Shop ENOTECA' on 'i-mode' of NTT DoCoMo" A contract of for "Wine Shop ENOTECA", a mobile commerce service. CYBIRD is responsible for the planning, development and operation of the service, and ENOTECA provides wine information to CYBIRD and coordinates the transaction.	June 1, 2000

<Translation>

Exhibit 1

Contract Party	Contents of Contracts	Contract Date
Sekaibunka Publishing Inc.	"Puzzle Game Providing Contract for 'Kensho Puzzler!' (Puzzler, Win a prize!)" Information providing contract, such as puzzle games, for an i-mode site, "Puzzler, Win a prize!". Sekaibunka Publishing provides information related to puzzle games, and CYBIRD develops and operates the content service.	July 25, 2000
Fuso Publishing Inc.	"Collaboration contract for 'Chinami Shimizu and Working Women's Report' on 'i-mode' of NTT DoCoMo" A collaboration contract of for "Chinami Shimizu and Working Women's Report". CYBIRD is responsible for the development and operation of the service, and Fuso Publishing provides information to CYBIRD.	October 2, 2000
Hankyu Corporation	"Content and information Providing Contract for 'i-Takarazuka Operetta'" A contract for an i-mode content, "i-Takarazuka Operetta". Hankyu Corporation provides information, and CYBIRD develops and operates the content service.	October 19, 2000
H.I.S. Co., Ltd.	"System Development Contract for Travel Information Providing Service on Mobile Phone" System development contract for "H.I.S. World Travel Navigator" on i-mode.	December 1, 2000
Famima.com Co., Ltd.	"System Development Contract for 'Famima-i'" A development contract for "Famima-i", a mobile commerce site of Famima.com Co., Ltd. on i-mode.	December 1, 2000
	"System Operation Contract for 'Famima-i'" An operation contract for "Famima-i", a mobile commerce site of Famima.com Co., Ltd. on i-mode.	February 4, 2001
K Laboratory Co., Ltd.	"Alliance Contract for Information Providing Service on Mobile Phone" Inclusive contract for planning, system development and operation of content services for mobile phone.	January 1, 2001
New World PCS Limited (Hong Kong)	"Agreement Contract with New World PCS Limited covering workshop and consulting services and providing joint services in Hong Kong market.	August 20, 2001
Dentsu Inc.	"Agency Agreement for licensing "Sugu Mail™" services" Licensing contract for the URL transferring tool, 'Sugu Mail™' whereby Dentsu is entitled to license the service to its clients.	September 28, 2001
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photo'" Service provision of 'Pri-Net', a CYBIRD photo service for 'Yahoo! Photo's mobile service..	November 26, 2001
Yahoo Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photo'" Service provision of 'Pri-Net', a photo service of CYBIRD's, for the start of mobile service of 'Yahoo! Photo'.	November 26, 2001

<u>(3) Others</u>

Contract with Co-Development Partner

Contract Party	Contents of Contracts	Contract Date
WIPS Co., Ltd.	"Co-development Contract for 'High Load Test Tool Software'" Co-development contract for "High Load Test Tool Software" for www server. Both parties decide the specifications and Wips does the programming.	January 1, 2000
	"Contract for Co-application of Patents" Co-application contract for "High Load Test Tool Software" patents. Both parties equally share the patents' rights. CYBIRD applies the patent and pays the commission to Wips.	June 1, 2000

<Translation>

Exhibit 1

8. Risk Factors

Major factors, which could have a substantially negative impact on CYBIRD's operations, are discussed below. We proactively disclose those items, which we consider necessary for investors to include in their investment decision, including external factors beyond our control and business risks with a low probability of materializing. With an awareness of the potential risks, we make every effort to prevent these risks from materializing and will respond rapidly should problems arise. Management recommends that shareholders and other investors consider the following issues before assessing our position and our future performance.

1. Risks Related to Content Business

(1) Dependence on Specific Information Provider

Our content depends upon information from external information providers. There is no guarantee that we can maintain the present relations, including contract terms, with information providers. Contingencies, such as a hike in the information-providing fee, could severely impact operating results.

(2) Dependence on Specific Operators

We provide contents to NTT DoCoMo, Inc., ezweb of KDDI, J-SKY of J-PHONE Co., Ltd. and others, as well as H"Link of DDI Pocket, Inc. We, presently, rely substantially on our sales to NTT DoCoMo. Accordingly, a change in NTT DoCoMo's business policy could severely impact operating results.

Distribution of sales is as follows.

Operators and others	3rd Quarter, FY March 2002	2nd Quarter, FY March 2002	1st Quarter, FY March 2002	4th Quarter, FY March 2001
NTT DoCoMo	51.6%	49. 8%	47. 1%	39. 8%
KDDI	14.4%	16. 4%	17. 2%	16. 8%
J-PHONE	19.4%	19. 9%	20. 9%	20. 9%
DDI Pocket	1.0%	1. 6%	2. 5%	2. 9%
Others	13.6%	12. 3%	12. 3%	19. 6%
Total	100.0%	100. 0%	100. 0%	100. 0%

(3) Stalling of Content / Service

Mobile content and services, which we provide, are rather short-lived commodities in our rapid-changing business environment. We may not be able to recover our investments in such content and services, while they are still in service. In such cases, we may have to reinvest in content services to sustain their viability.

(4) Dependence on Specific Content Services

We provide content services covering a broad range of genres, with "Ring tone downloading", "Screensaver downloading", "Fortune telling", "Game" and "Communication" among the most popular services. Although our diversified content service is one of our strengths, contingent failure of those leading services could severely impact our operating results.

2. Risks Related to Businesses in their Cradle Years

(1) Mobile Business Solution Business

The field is highly competitive, and our technological and services-related strengths may become out of date due to the entry of other competitors. As a result, we may not be able to compete successfully in our market.

(2) International Business

Although we will try to reduce risks by forming alliances with local companies, there are still country risks, such as local economy, politics, laws and regulations, culture, business custom, competitors, exchange fluctuation and others. We may be exposed to these risks. Furthermore, in an unexpected situation, our investment recovery may not go as planned. This will have a negative effect on our business.

(3) Technology-Related Business

Our research and development is carried out at K Laboratory Co., Ltd. This company focuses on research, development and licensing of software platforms that are customized for mobile phones, and expects this field to develop into its major revenue source. As the business is still in the investment phase, there is a possibility that we will not be able to recovery our investment due to misjudgment in our trend forecasts. This will have a negative effect on our business.

3. Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company was established in September 1998, and the content business, which is our major business, has been in service only for several years. Our content business and other business related to the mobile Internet are in the early stages of development. We are constantly exposed to the uncertainties of these factors, which can be considered as our business drivers. Accordingly our expectations for income, expenses and investments may be unreliable. Furthermore, because of our short history, we cannot provide adequate financial figures needed for periodic comparisons.

(2) History of Losses

We have not been profitable, on annual basis, since our foundation in September 1998.

Results of Operation in the Fiscal Year ended March 31, 2001 and 2000 (Non-Consolidated)

		Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2000
Operating Loss	(¥ million)	1,126	120
Ordinary Loss	(¥ million)	1,282	135
Net Loss	(¥ million)	1,291	133
Common stock	(¥ million)	2,405	1,270
Shareholder's' Equity	(¥ million)	3,411	2,203
Total Assets	(¥ million)	4,120	2,399

(3) Financial Plan

Depending upon the business environment, changes in our business plan and other such factors, we may not be able to produce the expected amount of free cash flow. Also, we may not be able to invest or employ the funds as we plan. As a result, we may not achieve desired profitability.

(4) Volatility in Quarterly Results

Since the business environment of the mobile Internet is extremely volatile and our business scale is so small, our quarterly business results may unexpectedly vary. In turn, our overall operations may be affected by such results.

4. Risks Related to Investments

We will expand our mobile Internet business and may make investments in equipment, subsidiaries, joint ventures, and M&A domestically and internationally. Even though we will assess the feasibility of investment closely, it is difficult to precisely ascertain the future effect of such investments on our business. There remains the possibility that we may fail to gain sufficient return from these investments.

(1) K Laboratory Co., Ltd. (CYBIRD's Stake: 75.23%, as of December 31, 2001)

We assume that K Laboratory's research and development capabilities are excellent and it has respectable potential for overseas expansion. However, competitors may invent new technologies and K Laboratory's business results may differ from our expectations. Accordingly, our business may suffer as a result of K Laboratory's business performance.

(2) Cybird Korea Co., Ltd. (CYBIRD's Stake: 26. 92%, as of December 31, 2001)

For Cybird Korea, there is always the risk that our expectations may not be met. Furthermore, there are country risks, such as exchange fluctuation, laws and regulations, relations with other stakeholders and administrative difficulties to which distance contributes. As a result, our business may be affected unexpectedly by such factors.

CYBIRD's Investments (as of December 31, 2001)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake	
						Shares	%
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥303 mil.	6,070	4,567	75. 23
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1300 mil. won	260,000	70,000	26. 92
GiGAFLOPS Japan Inc.	Shibuya, Tokyo	February, 2000	Information Technology	¥61 mil.	810	120	14.81
COLLEGE COMMUNICATIONS Co., Ltd.	Shibuya, Tokyo	April, 2000	Advertisement	¥41 mil.	540	20	3.70
FULLCAST CO., LTD.	Shibuya, Tokyo	September, 1990	Short-term Contracting Agency	¥3,255 mil	44,600	120	0.27

5. Risks Related to Conflict of Interest with Subsidiary

K Laboratory Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest between these companies and Cybird. Accordingly, the direction of their business development may have a negative impact on our business.

6. Risks Related to Market Expansion

(1) The Popularity of Internet-enabled Mobile Phones

Our growth is correlated with the market penetration of Internet-enabled mobile phones, which utilize our services. Our business plan may be affected by the market penetration of Internet-enabled mobile phones. Depending upon the extent of the market penetration of Internet-enabled mobile phones, our income model may be less profitable than expected. As a result, our business may suffer.

(2) Decision by Wireless Network Operators

We may be vulnerable to changes in the policies of wireless network operators. Although we are considering every possible change of our systems, such as our subscription bill collection system or operators' sudden request to stop providing our content services, we may suffer damages from such changes in the policies of operators.

(3) Popularity of Unofficial Site

We provide "Official Content" on each wireless network operator's "Official Menu". With the increase in "Unofficial Sites", which are not listed on operators' official menus, and in magazines and other media related to such unofficial site, the access volume of the official content sites may decrease. As a result, this could have a negative impact on our business.

(4) Cost Increase and Revenue Decrease

As the market grows, competition between similar official contents may intensify. Also, the cost of marketing and content development may increase at the same time that content unit price decreases. Depending upon the degree of severity of such factors, content providers' income may be suppressed. Consequently, our business may suffer.

7. Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors, such as content providers that acquire information from information providers, and information providers themselves, may be competitive enough to damage our profitability. As a result, we may lose market share as well as suffering reduced incomes due to unit price declines. This may have a negative impact on our business.

(2) Competition in the Mobile Business Solution / Commerce Business

In our Mobile Business Solution business, the competition is getting intense. This also may affect our business negatively.

There exists the possibility that our clients obtain the knowledge and experience and enter our market. This could have a negative impact on our business.

(3) Competition with System Integrators etc.

There is the possibility that system integrators, hardware companies, software houses and other companies in the IT industry may enter the mobile Internet market, intensifying the competition. Consequently, we could slip from our present position in the market.

(4) Competition with other Internet-enabled Mobile Devices

Other Internet-enabled mobile devices may take over the market position of present Internet-enabled mobile phones. In such a case, this could have an adverse effect on our business strategy and financial condition.

Major possible competitors are as follows.

Business Field	Company
Content (general)	Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd.
Content (ring tone melody)	GIGA NETWORKS, INC., XING Inc., YAMAHA CORPORATION, DAIICHIKOSHO CO., LTD., SEGA CORPORATION
Content (screen savers)	BANDAI NETWORKS CO., LTD., GignoSystem Japan, Inc.
Content (game)	NAMCO LIMITED, KONAMI CORPORATION, SEGA CORPORATION, DWANGO Co., Ltd., G-mode Co., Ltd, HUDSON SOFT COMPANY,LIMITED, TAITO CORPORATION
Mobile Business Solution	MEDIASEEK inc., Index Corporation, MTI Ltd., Nihon Enterprise Co., Ltd.

8. Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and watch the market carefully. If we fail to cope with such new technologies, our market share may fall. As a result, our business may suffer.

9. Risks Related to System Failure

Our services depend on real-time, continuous information fed through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in wireless operators' ability to transmit data. In case of force majeure occurrences, we may not be able to continue providing our services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failure that we cannot control. Although we provide system security against any imaginable failures, we may not be able to protect our system from virus attacks by hackers and such, which may increase in future. In such cases, our business may be adversely affected.

10. Risks Related to Callbacks of Defective Handsets

Callbacks of defective handset can harm our subscriber growth and lead to cancellation. As a result, our content business income may suffer and it may produce a negative impact on our business and its results.

11. Risks Related to Laws and Regulations

As well as regulations on Internet information transaction, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may unexpectedly cause risks, such as mentioned in the previous "Decision by Wireless Network Operators". In such cases, our business plan may face discrepancies. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

12. Risks Related to Opening up Market

Wireless network operators presently administrate official content services to avoid contamination of high-quality content services by low-quality services. However, there is an active demand by the Ministry of Public Management, Home Affairs, Posts and Telecommunications that the restrictions be opened up. The following are the possible risks.

(1) Opening-up of Portal Sites

"Unofficial" services may not be able to maintain the quality of their services. It may also harm our reputation as a content provider. Furthermore, the official sites including ours may suffer and our revenue stream may be negatively affected.

(2) Opening-up of Internet Service Provider (ISP) Business

If the ISP business were opened to enterprises other than the wireless network operators themselves, ISP companies with their own mobile portal sites would emerge. This might result in a change in the industry's structure and could affect "official" content providers' operation and results.

(3) Opening-up of Billing Service

Wireless network operators offer billing services only for "official" services at this moment. If this service was offered even to "unofficial" services that go against social morals, these services might thrive in the market. This could result in damage to the public's confidence in and the social image of the industry. As a result, our business might suffer.

(4) Opening-up of UID (User ID)

If the UID, which wireless network operaotors administrate, is disclosed to other business entities, privacy protection may become a crucial issue. There is a risk that the public's trust in the mobile Internet itself would be harmed and the industry would stall. This could result in damage to our business.

13. Risks Related to Management

(1) Dependent on Key Management

Kazutomo Robert Hori, our founder, president and CEO, is our senior decision maker with respect to management policies and strategies. Tetsuya Sanada, our executive vice president and CTO, Yosuke Iwai and Kenichiro Nakajima, executive vice presidents, also play crucial roles in formulating management strategy and in our technology development efforts.

Furthermore, Tetsuya Sanada plays another crucial role in formulating management strategy, in the technology development efforts, and in the other business activities of K Laboratory Co., Ltd., as president and CEO. If we lose the services of any of our senior management staff, our business could suffer.

(2) Business Organization Growth

We will expand and amplify our organization in pace with market growth, but we may not be able to attract highly qualified staff in time. In such cases, we may not be able to achieve appropriate or sufficient personnel. Even if we succeed in hiring appropriate personnel, growth in personnel expenses may negatively impact on our business.

Furthermore, those who do not have proper skill-sets to catch up with the growth of the business may need to be educated, and it may contribute to an increase in education cost and inefficient operations. This may cause a negative impact on our business performance and its growth.

14. Risks Related to Intellectual Property

We utilize many programs in our business. These include the internal development of basic technologies offered over the Internet free of charge. Such development may infringe upon third-parties' intellectual rights.

It is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to content. We may inadvertently be infringing on intellectual property rights of which we are unaware. In addition, because patents can take many years to approve, there may be patent applications now pending, of which we are unaware, that will result in us infringing on their rights if these patents are approved in the future. In such cases, complaints may arise, including actions for damages or prohibition of use. We may also have to pay royalties for the use of such patents. Any infringement claim, whether meritorious or not, could result in costly litigation or cause service installation delays.

15. Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon nature of the action and upon the degree of damage, our business may suffer. The following are possible examples.

- Damages to content subscribers and wireless network operators due to failure of our or the network operators' server
- Damages to individuals due to false, indecent, obscene or offensive content
- Business troubles related to the Mobile Commerce business
- Damages to our clients due to our delay in developing systems, and system failure
- Damages to subscribers due to personal information leakage
- Damages to violation of others' properties, intellectual rights, privacy and other rights.

16. Other Risks

(1) Dividend Policy

As we have not been profitable, on annual basis, since the foundation of the Company in September 1998, we have not paid any dividends to shareholders yet. Although we realize that paying dividends to shareholders is our most important task, we may not be able to pay dividends if we do not achieve the required business results.

(2) Dilution of Share Value

We have granted three rounds of stock option rights based on the commercial code 280-19, for 5 directors and 37 employees. The value of our common stock may be, theoretically, diluted when those stock option rights are exercised.

(3) Volatility of Stock Price

The number of shares issued is small and liquidity is rather low. The volatility risk of our stock can be relatively high. Such volatility in our stock price may affect our financial / capital policy. As a result, we may not be able to achieve our financial / capital plan.

(4) Disclosure

We aim to disclose material information correctly but, due to internal delay of information and other factors, we may fail to disclose material information properly. As a result, trading in our stock may be suspended on the OTC market, or an insider transaction may occur that violates the Securities Law.

(End of the document)

Cybird's IP Contents List

	Content's Title	Operator	Launch Date	Subscription Fee	Information Provider	Content of Service
1	**Robo☆Robo (Communication Game)**	NTT DoCoMo	i-mode 2000/5/1 i-αppli 2001/1/26	300yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	A communication game where you can take a journey through wonderland together with the intelligent electric creature "Robo☆Robo". You can have a neat and funny chat with them, which leads you to more attractions. Thanks to "i-αppli", the packet charge has been reduced to one-third or half the previous. The movement of the animation is linked to its dialogue and is displayed in full color.
2	**Appli Machiuke Tokeiya-san (Waiting Clock)**	NTT DoCoMo	i-αppli 2000/1/26	200 yen / M	CYBIRD Co., Ltd.	This attractive service enables you to use your mobile phone as a multi-function-clock. More than 300 hundred kinds of cool analog and digital watches are available for your own display. All the watches have "Calendar Function", "Weather Forecast Function", and "TV Program Guide". This "i-αppli" content service also offers you other features such as "Original Watch Assembling Function", "Gift Delivery Function" and "Special Present Event".
3	**Zenrin Keitai Map (Map & Spot Information)**	NTT DoCoMo DDI Pocket	i-mode 2000/6/5 i-αppli 2001/02/06 H"LINK 2000/12/8 (Feel H" only)	(i) 300 yen / M (i-mode, i-αppli convertible) (H") 30 yen / 1 display, 10 yen / further display	ZENRIN Co., Ltd. CYBIRD Co., Ltd.	A mobile map service for the mobile generation, with which you can search and display maps on the mobile phone. The map offers you detailed city maps and road maps of the whole country. As landmarks are displayed, you can easily find your location. Furthermore, with the help of "i-Area" (a GPS-like function), you can easily find your location. With the i-αppli version, by downloading vector data, you can scroll, rotate, enlarge and reduce the size of the map. For Feel H", you can easily search where you are with its location info function.
4	**Kensho Puzzler (Puzzle Game)**	NTT DoCoMo	i-mode 2000/11/6 i-αppli 2001/1/26	300yen / M (i-mode, i-αppli convertible)	Sekaibunka Publishing Inc. CYBIRD Co., Ltd.	Regularly updated puzzles are distributed with opportunities to win prizes for correct answers. i-αppli enables users to enjoy "Oekaki Logic" and "Number Place" wherever they are, which were unavailable on the previous version of i-mode. The puzzles are updated twice a month and are categorized into three levels. Even you stop playing in the middle of the game, you can restart it from whatever point you stopped at.

Cybird's IP Contents List

5	**Kagami Ryuji's Shinrisenseijutsu (Astrogy)**	NTT DoCoMo	i-mode 1999/12/1 i-αppli 2001/6/4	200yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	Kagami Ryuji produces this authentic astrology service. You can send greeting mails with future telling, and can receive personal consulting from Ryuji Kagami himself, a unique feature of this site. Furthermore, in the i-αppli version, your handset turns to an amulet watch. It also provides "Lucky Calendar".
6	**CoolSound (Ringing Tone)**	NTT DoCoMo J -PHONE KDDI DDI Pocket	i-mode 2000/5/29 i-αppli 2001/6/4 ezweb 2000/10/31 H"LINK 2000/11/25 (Feel H" only) J-SKY 2000/12/1	(i) A : 300 yen / M B : 100 yen / M (i-mode, i-αppli convertible) (ez) 315 yen (tax incl.) / 10 tunes (H") Covered 30 yen / download Original 10 yen / download (J) A : 300 yen / M B : 100 yen / M	CYBIRD Co., Ltd.	CoolSound offers a diverse high quality selection of "core" music, such as Techno, HipHop, Mellow Core, Mixture, R&B/Hip Hop and famous Soul & Funk etc. for calling melodies. Not only a premier downloading service for brand-new tunes of famous artists, but also special features, such as a tie-up promotion with music events and label specials are available. You can download the original melodies arranged exclusively for CoolSound users.
7	**TFM Chakushin Melody (Ringing Tone)**	NTT DoCoMo J -PHONE KDDI	i-mode 2001/12/3 J-SKY 2001/9/3 ezweb 2001/10/23	(i) 300yen / 12 tunes / month 100yen / 3 tunes / month (J) 300yen / 12 tunes / month 100yen / 3 tunes / month (ez) 315yen (tax incl.) / 12 tunes / month 105yen (tax incl.) / 3 tunes / month	TOKYO FM Broadcasting Co., Ltd. CYBIRD Co., Ltd.	The content is linked to the original hit chart of Tokyo FM. You can easily download J-POP, Western-style music, new hit tunes and even the past hit tunes. You can also check the hit chart on a particular date. Recommended tunes and tunes linked to popular programs are to be added. Checking the tune list is free of charge.
8	**Prinet (Photo Communication)**	NTT DoCoMo J -PHONE KDDI DDI Pocket	i-mode 2000/4/18 J-SKY 2000/8/1 ezweb 2000/9/20 H"LINK 2000/11/25 (Feel H" only)	300yen / M (ez) 315 yen (tax incl.) / M	CYBIRD Co., Ltd. Atlus Co., Ltd. (Content Holder)	This service enables you to send e-mails with photos to i-mode, J-SKY, ezweb and feel"H mobile phones. Pictures can be sent from P/Cs by utilizing "Yahoo! Photo", from a camera embedded mobile phone or even from "Print Club". You can also view them on your mobile phone screen regardless of the different specifications of handsets.
9	**Chaku Kyara! (Wall Paper Image)**	NTT DoCoMo J -PHONE	J-SKY 1999/12/10 i-mode 2000/8/1 i-αppli 2001/9/17	(i) 100 yen / M (i-mode, i-αppli convertible) (J) 100 yen / 3 characters / M 200 yen / 7 characters / M	CYBIRD Co., Ltd.	Provides wallpaper images of cool, cute and funny popular characters for your mobile phone display, such as "Heidi", "Betty Boop", "X-Men", "Spider Man", "Lamb Chop", "Spawn", "Hell Boy", "Harvey Comic Classics", "Tom Tom", "Popeye", "Tintin" and "Casper" and various original designs, illustrations and animations. (Original designs are available only for J-Phone service.)

Cybird's IP Contents List

10	**Cool Screen** **(Wall Paper Image)**	NTT DoCoMo	i-mode 2000/2/1 i-αppli 2001/8/6	100 yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd.	Provides "cool" wallpaper images for your mobile phone display. You can select ones from the genre of "Pictogram", "Oriental", "Typography" and others. Thanks to "i-αppli", you can save on the packet charge. In addition, you can attach your favorite images to your e-mail.
11	**Machiuke Tsukuro♪** **(Wall Paper Image)**	NTT DoCoMo	i-mode 2000/10/2	200yen / M	CYBIRD Co., Ltd.	A service for designing your original wallpaper images. This service consists of three menus: greetings, photos and illustrations. Not only can you create original wallpapers and save up to 10 pieces of your favorites in the "card folder", but also send them with e-mail messages. Every subscriber receives a complimentary original image.
12	**Shimizu Chinami no iOL iinkai shuppankyoku** **(Information & Community)**	NTT DoCoMo	i-mode 2000/10/2	200 yen / M	Fuso Publishing Inc. CYBIRD Co., Ltd.	A communication site for OLs (office ladies), where OLs can discuss frankly about everything associated with their work, romance and harassment. Distinguished pieces are collected and published as well as announced in the site.
13	**i Takarazuka Kageki (i)** **J Takarazuka Kageki (J)** **(Information & Community of Takarazuka Operetta)**	NTT DoCoMo J -PHONE	i-mode 2001/1/22 i-αppli 2001/7/2 J-SKY 2001/11/1	(i) 300yen / M (i-mode, i-αppli convertible) (J) 300yen / M	Hankyu Corporation CYBIRD Co., Ltd.	The information about the famous women revue show is available. Not only can you get information about the show and other events, but also download the images of star actresses onto your screen. Popular tunes in the play can be downloaded as ring tone melodies, images of star actresses are ready to send through mobile internet, etc. i-αppli service is also available.
14	**Wine Shop ENOTECA** **(Information & Shopping)**	NTT DoCoMo	i-mode 2000/6/1	300yen / M	CYBIRD Co., Ltd. ENOTECA S.p.A. (Content Provider)	Mobile-Commerce site, where you can search and purchase your favorite wine anytime, anywhere. This site serves as a wine guide book as well. You can buy a present for your friends through this site and send e-mail to recommend your favorite brand. It also offers wallpaper images, wine ranking list, wine fortune telling, e-sommelier exam, and other services.
15	**Popteen-Net** **(Information)**	NTT DoCoMo	i-mode 2000/7/3	190yen / M	CYBIRD Co., Ltd. Kadokawa Haruki Corporation (Content Provider)	Information and communication site for teen's and early 20's girls, providing fashion information, picked up from a magazine 'Popteen'. Astrology and private information of celebrities on the magazine are also available. Thanks to "i-αppli"'s viewer, searching for screen savers became easier and also cost effective.

Cybird's IP Contents List

16	**Stardust i-web (Information)**	NTT DoCoMo	i-mode 2000/2/1	300yen / M	CYBIRD Co., Ltd. Stardustnet, Inc. (Content Provider)	Stardust Production, one of the biggest artist's production companies, presents this site. The site offers information about actresses and other celebrities. Rare photos of those celebrities are available only on this site. Thanks to "i-αppli"'s viewer, searching for screen savers became easier and also cost effective.
17	***Nami Densetsu* (Surf Information)**	NTT DoCoMo	i-mode 1999/2/1 i-αppli 2001/6/4	300yen / M (i-mode, i-αppli convertible)	CYBIRD Co., Ltd. Surflegend, Inc. (Content Provider)	The site provides wave and weather information on 200 domestic and 40 international surf spots. "How to Surf", an instruction information, shop information, tour information, competition information, guidance for bodyboarders and image downloading service are also available. Brand logos of popular brand among surfers and bodyboarders, such as "Reef" and "Billabong", can be downloaded as a screensaver clock.
18	**Tsuri King (Fishing Information)**	NTT DoCoMo KDDI	i-mode 2000/5/1 ezweb 2000/9/13	(i) 300yen / M (cz) 315yen (tax incl.) /M	CYBIRD Co., Ltd. Tsuribitosha Co., Ltd. (Content Provider)	Daily fishing information site. It provides weather, wave, new fishing products, catch of fish and events information. It covers all the fishing area; sea, river and lake. Especially, editors' information from various fishing magazines is worth reading.
19	**TV Panic Game Store (Information & Game)**	NTT DoCoMo KDDI	i-mode 2000/2/1 ezweb 2000/10/3	Free	MEIKYOSHA Co., Ltd. CYBIRD Co., Ltd.	A Mobile-Commerce site where you can book and purchase your favorite game software from vast lineups of old and new games. You can buy even the most popular one by booking it before its release. Your purchases are delivered to your home. Advanced notice for the bookings and other game information are also available in the e-mail magazine of this site. You can also choose your purchase from the catalogue at shops. The number one game *shop chain, TY Panic, provides the service.*
20	**Neko no Jikan (Information & Community)**	NTT DoCoMo	i-mode 1999/12/10	200 yen / M	CYBIRD Co., Ltd.	Information and communication site for cat lovers. It covers Q&A, health check-up, fortune telling, IQ test, games, message board and poems on cats.

Cybird's IP Contents List

21	**Anata no Nedan? (i)** **Anata no Nedan? DX (ez)** **(Personality Quiz)**	NTT DoCoMo KDDI	i-mode 2000/8/1 ezweb 2000/7/5	(i) 100yen / M (ez) 1 - 210yen (tax incl.) / M 2 - 52 yen (tax incl.) / day	CYBIRD Co., Ltd.	"I must be a more valuable person than those guys...!?" This service evaluates and ranks you according to your answers to a weekly questionnaire. There are many more services, such as a matching evaluation game for couples, a partner evaluation game and so on, that can be enjoyed at parties. It also provides an e-mail exchange service for those whose rankings are close.
22	**i-mode Benri Dial** **(Phone Book)**	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	Emergency information site, which provides information on nighttime clinic, losing credit card, lost and found, traffics, airline flights, etc.
23	**i-mode Benri Memo** **(Fingertip Directory)**	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	Daily information site, which offers postage data, stamp duty rules, world clocks and event schedules. This site comes with a handy automatic weight and measure conversion and age conversion functions.
24	**Shiotsuki Yaeko no Kankon Sosai Jiten** **(Fingertip Directory)**	NTT DoCoMo	i-mode 1999/2/22	Free	CYBIRD Co., Ltd.	This site is filled with useful information on formal occasions, like funeral, wedding and other ceremonies. The information varies from basic information about greetings to minor courtesies, like how to wrap the gift envelope.
25	**Nandemo Shindan** **(Personality Quiz)**	J-PHONE	J-SKY 1999/12/10	300yen / M	CYBIRD Co., Ltd.	Offers more than 200 interesting diagnoses. 3 tests are newly added weekly. They varies from daily find-yourself questions to stress test. Greeting cards with diagnosis for friends are also available.
26	**My Doctor** **(Fingertip Directory)**	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	Provides information on various deceases and symptoms. "Symptoms Explanation", "First-aids" and "Hospital Search" are available.
27	**Saikyo no Kaigai Joho** **(Travel Information)**	J-PHONE	J-SKY 1999/12/10	300 yen / M	CYBIRD Co., Ltd.	Offers basic overseas information for travelers from currency rate to risk index. The information is regularly updated by using travel agencies, embassies and various news sources. It offers quiz, which you have a chance to win the overseas trip.

Cybird's IP Contents List

28	**Super Tarot Uranai (J)** **Ultra Tarot Uranai (ez)** **(Fortune Telling)**	J-PHONE KDDI	J-SKY 1999/12/10 ezweb, ezplus 2001/7/10	(J) 200 yen / M (ez) 210yen (tax incl.) / M (ezweb, ezplus convertible)	CYBIRD Co., Ltd.	Ryuji Kagami produces this Tarot service. His supports are available for your destiny, love life, studies and business in future. The cards for J-SKY are provided by the famous French painter, Pablo Parace. ezweb's cards, by Maki Kubo and Brian Williams.
29	**Mademoiselle Ai no Ai no Hoshiuranai** **(Horoscope)**	J-PHONE	J-SKY 2000/9/1	200 yen / M	CYBIRD Co., Ltd.	Supervised by Mademoiselle Ai, a leading Japanese astrologer, this site provides you a detailed horoscope. Based on the movement of the planets and your birth date, you can get accurate data about; destiny, love life and so on.
30	**Keigoe Tsukuro♪** **(Ringing Tone)**	J-PHONE	J-SKY 2000/12/3	200 yen / M	CYBIRD Co., Ltd.	This service allows you to create your own ring tone by typing letters. Your original ring tone can be sent to your friends by e-mails. Bulletin board ranks ring tones that are contributed by subscribers. You can also change the kinds and tones of the ring tones.
31	**Himitsu no Denwacho** **(Personal Phonebook)**	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	This service enables you to save your phone directory data on a server, not to lose or damage data on your phone. Your (secret) data are, of course, not accessible from other users.
32	**Odekake Denwacho** **(Fingertip Directory)**	J-PHONE	J-SKY 1999/12/10	Free	CYBIRD Co., Ltd.	A telephone book, which provides necessary information when going out and also contains nationwide telephone numbers. You only have to select a number to dial it.

Cybird's IP Contents List

33	**Chaku Kyara Club** **(Wall Paper Image)**	KDDI DDI Pocket	ezweb 2000/6/1 H"LINK 1999/11/10	(ez) 100 yen (tax incl.) / character / M 100 yen (tax incl.) / character / M (original character) (H") Color : 100 yen / character / M 100 yen / M (original character) Black & White : 30 yen / download (famous characters) 10 yen / download (original characters)	CYBIRD Co., Ltd.	Provides wallpaper images of unique popular characters from TV series and movies for your mobile phone display. Characters vary from "Heidi", "Betty Boop", "X-Men", "Lamb Chop", "Hell Boy", "Harvey Comic Classics", "Popeye", "Tom Tom", "Tintin" and "Casper" to original images designed by newly-risen artists.
34	**@Chaku Kyara Benri Tokei** **(Waiting Clock)**	KDDI	ezplus 2001/7/4	210yen (tax incl.) / M	CYBIRD Co., Ltd.	The ezplus version of "@Chaku Kyara Club", which features a waiting clock with various characters, such as "Heidi", "Lamb Chop", "Casper", etc. It also provides games, special clock with calendar and a note pad to which you can attach cute icons. Your handset screen becomes your unique one.
35	**Mini-game ☆ Tengoku** **(Game)**	KDDI	ezplus 2001/8/16	315yen (tax incl.) /M	CYBIRD Co., Ltd.	The ultimate game site, which is compatible with ezplus. You can download various tiny games as you like. The lineup of games is to increase from time to time. Your ideas and suggestions about games are always welcome at this site.
36	**Idoru to Koisiyo♪** **(Game)**	KDDI	ezweb 2001/10/11 ezmovie 2001/12/03	315yen (tax incl.) /M (*ezweb, ezmovie)	CYBIRD Co., Ltd.	This is a love story drama that mobile phone users can experience personally. Users can have virtual relationships with celebrities. You can enjoy the pictures of celebrities encountered in the dramas. With ezmovie-compatible mobile phones, motion pictures are also available.

Cybird's IP Contents List

37	**CINEMA IMAGICA (Movie Information)**	KDDI	ezweb 2001/12/04 ezmovie 2001/12/04	Free	CYBIRD Co., Ltd. IMAGICA Corp. (Content Provider)	Users can now watch new movie trailers with "ezmovie". This is a new-generation content that is completely different from the existing movie information sites. Allowing users to view movie trailers anytime and anywhere, Cinema Imagica can help you to choose which movie you should see when you are already on the road. *Cinema Imagica gives users a totally new cinema life* experience. Its wide range of new movie information makes the site a must-see for even those who have mobile phones without the "ezmovie" function!
38	**@AJA Chattomo (Chat & Community)**	KDDI	czplus 2001/7/6	210yen (tax incl.) / M	CYBIRD Co., Ltd.	You can make friends by hobbies and age groups, and easily enjoy instant message exchanges and chatting. You can select one screen version from two choices; "Character Version" and "Cool Version", both of which are equipped with waiting clocks.
39	**@AJA (Community)**	J -PHONE KDDI DDI Pocket	J-SKY 2000/9/1 H"LINK 1999/4/2 ezweb 2000/2/1	(J) 300 yen /M (ez) 300 yen (tax incl.) /M (H") 10 yen / download	CYBIRD Co., Ltd.	A community site, which provides bulletin boards etc., and helps you make e-mail friends easily. For H"LINK users, this interactive communication also provides daily entertainment, such as today's jinx, horoscope and jokes.
40	**@AJA My Page (Web-site Building & Community)**	J -PHONE KDDI DDI Pocket	J-SKY 2000/9/1 ezweb 2001/11/15 H"LINK 2000/12/1 (Feel H" only)	(J) 200 yen / M (ez) 210yen (tax incl.) / M (H") 150 yen (initial fee) 10 yen / mail, download	CYBIRD Co., Ltd.	You can build your private home page with this service. It helps you to build your free page, bulletin board, visitor counter etc. It offers you more than 100 illustrations which decorate your site. You can communicate with those who share the same hobbies.
41	**@AJA Toko Paradise (Community)**	KDDI DDI Pocket	ezweb 2000/12/14 H"LINK 1999/4/2	(ez) 157 yen / M (H") 10 yen / download	CYBIRD Co., Ltd.	Bulletin boards, which rank and introduce contributions according to readers' voting weekly. Winning contributors are entitled to win prizes. Weekly topics include "Miserable Experience", "Girls' Talk", etc.
42	**Surf Go! Go! (Surf Information)**	DDI Pocket	H"LINK 1999/6/1	10 yen / min.	CYBIRD Co., Ltd.	Surf Go! Go! Is a surfer's information service, covering the needs of both beginners and advanced surfers.

Note: There are 6 minor content services that are not included in this list.

Appendix II

CYBIRD's Principal Mobile Business Solutions
(2st Quarter, FY2002/3)

Client	Type of Contract	Overview
Famima.com Co., Ltd.	Planning Development Operation	Upgrading, development and operation of "Directly-From-Producers System" and "Famiport (Kiosk terminal) System" in "Famima-i".
Meikyosha Co., Ltd.	Operation Revenue Sharing	Operation for Mobile-Commerce site, "TV Panic" Revenue sharing contract
Zenrin Co., Ltd.	Planning Development Operation Revenue Sharing	Upgrading, development and operation of "i Area" service and "Local Menus" in "Zenrin Mobile Map" site.
Dentsu Inc.	Sales Tie-up	Planning, development and operation of 'Sugu Mail™' (Mobile Marketing Tool)
Major Hardware Firm	Consulting	Consulting for a domestic hardware manufacturer over introducing its unique hardware technologies in the mobile market.
Major Financial Institution	Consulting	Consulting for business models